EXHIBIT 2

                 CENDANT CORPORATION TO ACQUIRE OUTSTANDING
               AVIS GROUP SHARES FOR $33.00 PER SHARE IN CASH



               New York and Garden City, NY, 11-13-2000 -- Cendant Corporation (NYSE: CD) and Avis Group Holdings, Inc. (NYSE: AVI) today announced that they have entered into a definitive agreement for Cendant to acquire all of the outstanding shares of Avis Group that are not currently owned by Cendant at a price of $33.00 per share in cash. Approximately 25.6 million outstanding shares of Avis Group common stock, and options to purchase an additional approximately 7.9 million Avis Group shares, are not owned by Cendant. Accordingly, the transaction has an equity value of approximately $935 million, net of option proceeds.

               The shares will be acquired at a price of $33.00 per share in a cash merger pursuant to which Avis Group will be merged with an indirect wholly owned subsidiary of Cendant. Upon completion of the transaction, Avis Group will become a subsidiary of Cendant. The merger is conditioned upon, among other things, approval of a majority of the votes cast by Avis Group stockholders who are unaffiliated with Cendant and customary regulatory approvals. The transaction is expected to close in the first quarter of 2001.

               "We expect this transaction to be immediately accretive to Cendant's earnings," said Cendant Chairman, President and Chief Executive Officer, Henry R. Silverman. "Additionally we look forward to the combination with Avis Group to enhance both our off-line and online travel strategies."

               "We're very pleased that our successful business strategy has now resulted in a substantial increase in shareholder value - approximately 74% over the past year," said Avis Group Chairman and Chief Executive Officer A. Barry Rand. "Over the past 12 months, we have successfully transformed Avis Group into the leading comprehensive vehicle management solutions provider with award-winning technology. We have substantially strengthened our balance sheet and significantly improved our free cash flow, while attaining our 13th consecutive quarter of PS growth above 20%. Now, we look forward to combining with Cendant, a company with significant financial strength and broad travel industry assets."

About Avis Group Holdings, Inc.

Avis Group Holdings, Inc. is one of the world's leading service and information providers for comprehensive automotive transportation and vehicle management solutions. Avis Group operates Avis Rent A Car, the world's second largest general-use car rental business, with locations in the United States, Canada, Australia, New Zealand and the Latin American Caribbean region; PHH Arval, one of the world's leading vehicle management companies; and Wright Express, the world's largest fleet card provider. For additional information and news concerning Avis Group, please log onto the Avis web site at www.avis.com or call Company News on Call (800-758-5804, access code #078975).

About Cendant Corporation

               Cendant Corporation is a global provider of real estate, travel and direct marketing related consumer and business services. The Company's core competencies include building franchise systems, providing outsourcing solutions and direct marketing. As a franchiser, Cendant is among the world's leading franchisers of real estate brokerage offices, hotels, rental car agencies, and tax preparation services. As a provider of outsourcing solutions, Cendant is a major provider of mortgage services to consumers, the global leader in employee relocation, and the world's largest vacation exchange service. In direct marketing, Cendant provides access to insurance, travel, shopping, auto, and other services primarily to customers of its affinity partners. Other business units include NCP, the UK's largest private car park operator, and WizCom, an information technology services provider. Headquartered in New York, NY, the Company has approximately 28,000 employees and operates in over 100 countries. More information about Cendant, its companies, brands and current SEC filings may be obtained by visiting the Company's Web site at www.cendant.com or by calling 877-4INFO-CD (877-446-3623).

               Statements about future results made in this release may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on current expectations and the current economic environment. These statements are not guarantees of future performance. Actual results could differ materially from those expressed or implied in the forward-looking statements. Important assumptions and other important factors that could cause actual results to differ materially from those in the forward-looking statements are specified in Form 10-K for the year ended December 31, 1999 for Avis Group and in Form 10-Q for the quarter ended June 30, 2000 for Cendant.

Cendant Corporation

Media Contacts:                 Elliot Bloom
                                212-413-1832

Investor Contacts:              Denise Gillen
                                212-413-1833

                                Sam Levenson
                                212-413-1834

Avis Group Holdings, Inc.       David Fluhrer
                                516-222-3230

                                Elizabeth Logler
                                516-222-4795


               All Cendant logos and marks as well as all other proprietary materials depicted herein are the property of Cendant Corporation. (C) Copyright CENDANT 2000. All rights reserved.